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                                   CELANESE AG
                               KRONBERG IM TAUNUS

                    INVITATION TO THE ANNUAL GENERAL MEETING
                                 OF CELANESE AG







Dear Shareholder,

We invite you to attend

                           THE ANNUAL GENERAL MEETING


                                       of

                                   CELANESE AG
                     ON WEDNESDAY, MAY 9, 2001, 10:00 A. M.


                           in the Luise-Albertz-Halle
                                Dueppelstrasse 1
                                46045 Oberhausen




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                                     AGENDA

1. PRESENTATION OF THE APPROVED ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT OF CELANESE AG AS WELL AS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND THE GROUP MANAGEMENT REPORT FOR FISCAL 2000, TOGETHER WITH THE REPORT OF THE SUPERVISORY BOARD

2.      USE OF UNAPPROPRIATED RETAINED EARNINGS FOR FISCAL 2000

        The Board of Management and the Supervisory Board propose that the unappropriated retained earnings in the amount of E 48,830,722.37 be used as follows:

        - distribution of a dividend of E 0.40 per share, payable as from May 10, 2001

                                                            E 20,130,542.00

        -       transfer to profit reserves                 E 28,700,180.37


3.      RATIFICATION OF THE ACTS OF THE BOARD OF MANAGEMENT FOR FISCAL 2000

        The Board of Management and the Supervisory Board propose that the acts of the Board of Management be ratified.


4.      RATIFICATION OF THE ACTS OF THE SUPERVISORY BOARD FOR FISCAL 2000

        The Board of Management and the Supervisory Board propose that the acts of the Supervisory Board be ratified.


5.      APPROVAL OF A PROFIT TRANSFER AGREEMENT BETWEEN CELANESE AG AND A
        SUBSIDIARY

        Celanese AG concluded a Profit Transfer Agreement with Ticona GmbH on March 13, 2001. All shares in Ticona GmbH (hereinafter the "Subsidiary") are held by Celanese AG. The Profit Transfer Agreement (hereinafter the "Inter-Company Agreement") has the following essential contents:


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        -       The Subsidiary is obliged to remit its entire profit to Celanese
                AG. This profit transfer will first take place for fiscal 2001. Subject to the creation or reversal of other profit reserves, the entire annual surplus otherwise arising shall, reduced by any loss carry-forward of the preceding year, be transferred.

        - Celanese AG is obliged to compensate for any annual net loss of the Subsidiary in accordance with Section 302 German Stock Corporation Act (Aktiengesetz).

        - With the approval of Celanese AG, the Subsidiary can allocate amounts out of the annual net profits to the profit reserves where this is permissible under commercial law and economically justified by sound commercial judgment. Free reserves created during the term of the agreement must be reversed at the request of Celanese AG and used to make up for an annual net loss or remitted as profit.

        - In the absence of any outside shareholders of the Subsidiary, the agreement provides neither for compensation payments to be made nor for any severance consideration.

        - The agreement has a term of at least five calendar years. It can be terminated at the earliest with six months' notice with effect as from December 31, 2005, or cancelled with immediate effect by mutual agreement. Moreover, either party can terminate the agreement at any time with immediate effect for cause. Celanese AG can, to the extent legally permissible, terminate the agreement with immediate effect for cause in particular if it no longer directly holds the majority of the capital in the Subsidiary or if it no longer directly holds the majority of the voting rights of the Subsidiary or if Celanese AG is no longer directly the sole shareholder of the Subsidiary.

        The Board of Management and the Supervisory Board propose that the Inter-Company Agreement be approved.


6.      AMENDMENTS OF THE ARTICLES OF ASSOCIATION

        On January 25, 2001 the Act on Registered Shares and Simplified Rules for the Exercise of Voting Rights (Gesetz zur Namensaktie und zur Erleichterung der Stimmrechtsausuebung, "NaStraG") entered into force. It provides, among other things, for a number of amendments of the German Stock Corporation Act (Aktiengesetz) whereby the law governing registered shares is modernized and modern processes of



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        information technology are introduced into the conduct of a General
        Meeting. In particular, the NaStraG facilitates the exercise of the right to vote by the shareholders. Celanese AG wishes to make use, in the interest of its shareholders, of the possibilities arising from this to facilitate the proceedings. Moreover, some editorial adjustments of our Articles of Association arising from the NaStraG shall be made.

        The Board of Management and the Supervisory Board therefore propose that the following separate resolutions be adopted:

        6.1 In Section 10 (4) of the Articles of Association, the word "Anschrift" is replaced by the word "Adresse" and Section 10 (4) is therefore newly worded as follows:

                        "Provided that invitations have been sent to the last known addresses of all members of the Supervisory Board, a quorum shall be constituted if not less than six members participate in the resolution."

                This is to make clear that the members of the Supervisory Board can also be invited by means of an invitation to an email address. The word "address" is open in this respect.

        6.2 Section 10 (8) of the Articles of Association is deleted without any replacement, and Section 10 (9) consequently becomes Section 10 (8). Section 10 (1) sentence 2 shall be amended.

                Section 10 (8) of the Articles of Association which is to be deleted without any replacement currently reads as follows:

                        "The Chairman may arrange for a resolution of the Supervisory Board to be passed by written, telegraphic or telephonic statements, provided no other member objects to this procedure within a reasonable period of time as determined by the Chairman."

                Section 10 (1) sentence 2 of the Articles of Association shall now read as follows:

                        "The following provisions shall apply with respect to the convening of its meetings, its quorum, the adoption of resolutions and the conduct of meetings; the rules of procedure may provide additional rules."

                The NaStraG eased the formal requirements as to resolutions by Supervisory Boards and its committees, in particular in order to take account of the international composition of Supervisory Boards. It will be possible in the




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                future, for example, to allow resolutions to be adopted by video conference by making appropriate arrangements in the rules of procedure for the Supervisory Board. A provision in the Articles of Association is therefore no longer required. We would like to benefit from the increased flexibility arising from this to facilitate the work of our Supervisory Board with its international membership. The adjustment of Section 10 (1) sentence 2 is an editorial amendment in consequence of this.

        6.3 In Section 13 sentence 1 of the Articles of Association, the word "Aktienbuch" is replaced by "Aktienregister " and the word "third" by "seventh". Two new sentences are added which together with sentence 1 form Section 13 (1). Section 13 sentence 2 as amended by resolution of the General Meeting of May 10, 2000 is newly worded as Section 13 (2). Thus Section 13 is revised in its entirety as follows:

                "(1) Those shareholders who are registered in the share register on the day of the General Meeting and who have notified the Company no later than on the seventh day before the General Meeting shall be entitled to attend the General Meeting and to exercise voting rights. If the last day of the notification period is a Sunday, a Saturday or a holiday recognized by law at the registered seat of the Company, the notification must be made no later than on the workday following thereafter. The Board of Management can fix a shorter period in the invitation to the General Meeting; however, there must be at least two calendar days between the day of the notification and the day of the General Meeting.

                (2) The right to vote can be exercised by proxy. If neither a credit institute nor a shareholders' association are to be granted such proxy, power of attorney can be granted, in a manner to be determined by the Board of Management, also by using electronic media or by telefax. The details for granting the proxy shall be announced in the publications for the announcements of the Company together with the convocation of the General Meeting."

                Since the entry into force of the NaStraG, the Stock Corporation Act has used the term "Aktienregister" instead of "Aktienbuch". Our Articles of Association are to be adjusted to this terminology. Section 123 (4) German Stock Corporation Act now allows a notification period of seven days. This period is to be incorporated into our Articles of Association as a maximum period in order to extend the time available for the preparation for our General Meetings after



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                receipt of the notifications. If need be, however, the Board of
                Management is to have the possibility to shorten the notification period to the minimum period applicable by law before the entry into force of the NaStraG.

                The revision of the provisions for proxy in the new Section 13
                (2) is designed to further facilitate the exercise of voting rights by our shareholders. Since the NaStraG entered into force, the written form has no longer been required for proxy for a credit institute or a shareholders' association because the legislator felt that this no longer reflected the practical requirements of a shareholder structure extended throughout the world. On the other hand, a provision in the Articles of Association is necessary if power of attorney is to be granted to other persons in other ways than in writing. This applies also to the granting of power of attorney to proxy appointed by the Company. Celanese AG wishes to make use of these possibilities to facilitate the exercise of voting rights. The revision of Section 13 as resolved on by the General Meeting in the year 2000, which was limited to granting power of attorney in electronic form to proxy appointed by the Company, is to be extended thereby.

        6.4 After Section 14 (2) sentence 2 of the Articles of Association, a new sentence 3 is inserted. Section 14 (2) therefore now reads as follows in its entirety:

                "(2) The Chairman of the meeting shall decide on the order of items on the agenda. He shall determine the manner, form and order of voting on the resolutions. If this is announced in the invitation to the General Meeting, the Chairman can allow the transmission of the General Meeting as well as the participation in the General Meeting, the participation in voting, or the exercise of further shareholders' rights, in each case either directly or by proxy, also by electronic or other media, to the extent legally permissible."

                Celanese AG intends to transmit its General Meetings also in the future by internet or other modern media. These new forms of communication are to be reflected in our Articles of Association. The participation in the General Meeting and the exercise of voting rights or other shareholders' rights are also to become possible directly through the internet or other media, provided this is legally possible. Therefore, an open provision in the Articles of Association is proposed in order to be able to keep up with future amendments of the law in this field and with technical developments. The newly inserted Section 14 (2) sentence 3 therefore provides for the Chairman to be able to allow shareholders to attend and participate in the General Meeting by electronic or other media,


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                provided the legal preconditions for this are fulfilled and that this is announced together with the convocation of the General Meeting.

7.      AUTHORIZATION FOR SHARE BUY-BACK

        At the General Meeting on May 10, 2000, the Board of Management was authorized to acquire the Company's shares. This authority is limited until November 9, 2001. This authority has been practically completely made use of by the Company. Celanese AG currently holds approximately
        5.59 million of the Company's shares. The Board of Management now is to be authorized again to acquire the Company's shares, replacing the existing authority. The possibility to use own shares that have been acquired shall be redefined. The Board of Management and the Supervisory Board therefore propose that the following resolution be adopted.

        a) The Board of Management is authorized to acquire, by November 8, 2002, the Company's shares up to a maximum representing 10 % of its current capital stock. If the acquisition is made through the stock exchange, the consideration for the acquisition paid by Celanese AG (excluding ancillary costs of acquisition) must not exceed or fall short of the arithmetic mean value of the closing price for the shares of Celanese AG in the Xetra trading system (or a comparable successor system) at the Frankfurt Stock Exchange on the last twenty consecutive stock exchange trading days before the acquisition by more than 10 %. If the acquisition is based on a public tender offer (or a public request to submit offers), or is made in some other way pursuant to Section 53a German Stock Corporation Act, the consideration (excluding ancillary costs of acquisition) paid by Celanese AG must not exceed or fall short of the arithmetic mean value of the closing price for the shares of Celanese AG in the Xetra trading system (or a comparable successor system) at the Frankfurt Stock Exchange on the fifth to the twenty-fourth stock exchange trading day before the publication of the offer or, in the case of an acquisition in some other way, before the acquisition, by more than 25 %.

        b) The authorization shall become effective on May 10, 2001. The authorization to acquire shares of Celanese AG granted by the Annual General Meeting on May 10, 2000 shall become ineffective upon the entry into force of this new authorization; the provisions in the resolution of the Annual General Meeting on May 10, 2000 regarding the use of the Company's own shares that have been acquired shall remain unaffected with regard to the shares acquired on the basis of the authorization of May 10, 2000, subject to the provision in lit. f) of this item of the agenda.


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        c)      The authorization can be exercised in its entirety or in several parts, once or several times, by Celanese AG. The authorization can also be exercised by a subsidiary of Celanese AG or by a third party acting for the account of Celanese AG or of subsidiaries of Celanese AG. The acquisition is also permissible in order to cover price risks relating to existing or future Stock Appreciation Rights Programs (programs for compensation elements linked to the development of the price of the shares of Celanese AG) or relating to the granting of stock appreciation rights to members of the Supervisory Board.

        d) The Board of Management is authorized to use the own shares acquired on the basis of this authorization as follows:

                aa) The own shares can be used to pay the fixed remuneration to Supervisory Board members in the amount of DM 60,000 for regular Supervisory Board members, DM 90,000 for the deputy Supervisory Board Chairman and DM 120,000 for the Supervisory Board Chairman, in each case up to half of the amount with shares of Celanese AG. In this case, the value of the shares which represent such remuneration shall be determined in accordance with the arithmetic mean value of the closing price for the shares of Celanese AG in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last twenty consecutive stock exchange trading days before the Annual General Meeting preceding the due date for the remuneration.

                bb) The own shares can be transferred with the approval of the Supervisory Board to third parties in connection with mergers or the acquisition of companies, parts of companies or participations in companies, by way of valuable consideration.

                cc) The own shares can be offered to executives entitled under a Stock Option Program (as described in lit. e) below) and may be transferred to them. If members of the Board of Management are among the persons eligible under the Stock Option Program, the Supervisory Board is authorized to offer and transfer the shares pursuant to lit. cc) in conjunction with lit. e).

                dd) The own shares can be redeemed with the approval of the Supervisory Board without any further resolution of the General Meeting.


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                        The shareholders' subscription right regarding these
                        shares is excluded to the extent that such shares are used in accordance with the authorizations in lit. aa) to lit. cc).

                e) The Stock Option Program must comply with the following essential provisions:

                        Eligible persons

                        Those persons eligible to receive stock options include
                        - in each case as of the time stock options are granted
                        - the members of the Board of Management of Celanese AG (Group 1), employees in senior management positions (executives) of Celanese AG pertaining to the Global Management Team or assigned to contract levels 3 or 4 (Group 2), members of management boards of subsidiaries in Germany and abroad (Group 3) and further senior executives of subsidiaries, insofar as they belong to the Global Management Team or are assigned to contract levels 2 - 4 (Group 4) (collectively the "Eligible Persons"). Stock options for up to two million shares in the Company may be granted to the Eligible Persons. Every stock option entitles the Eligible Persons to purchase one share in the Company. The total volume of stock options shall be allocated to the groups of Eligible Persons as follows: 18 % to Group 1, 6 % to Group 2, 10 % to Group 3 and 66 % to Group 4. Members of the Board of Management or senior executives of Celanese AG who are also members of the management of subsidiaries shall only be allocated stock options from the volume provided for members of the Board of Management or senior executives of Celanese AG.

                        Grant of stock options

                        The stock options will be granted at a point in time between October 1, 2001, and January 31, 2002. The Supervisory Board is authorized to grant stock options to members of the Board of Management of Celanese AG. The responsibility of granting stock options to all other Eligible Persons shall be with the Board of Management.

                        Vesting period, term and exercise period

                        The stock options can be exercised for the first time after the expiration of a vesting period. The vesting period shall begin upon the granting of the stock options and end two years thereafter. The term of the stock options shall begin



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                        when they are granted and end ten years thereafter. The
                        exercise period shall begin upon expiration of the vesting period and end upon expiration of the term of the stock options. The Supervisory Board, for the members of the Board of Management, and the Board of Management for the further Eligible Persons can fix dates or periods at or during which stock options cannot be exercised even in the exercise period. If stock options are not exercised during the exercise period, or if they cannot be exercised, they shall lapse without any consideration.

                        Exercise price

                        The exercise price is the arithmetic mean value of the closing price for the shares of Celanese AG in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the twenty last consecutive stock exchange trading days directly preceding the granting of the stock options.

                        Performance goal

                        The stock options may only be exercised if the closing price of the shares of the Company performs better, in the time between the granting of the stock options and the time of the exercise of the stock options, than the median of the group of competitors defined below (performance goal).

                        The group of competitors consists of the following companies: The Dow Chemical Company, Midland, Michigan, USA; DSM N.V., Heerlen, Netherlands; Eastman Chemical Company, Kingsport, Tennessee, USA; Solutia, Inc., St. Louis, Missouri, USA; Lyondell Chemical Corporation, Houston, Texas, USA; Imperial Chemical Industries plc, London, Great Britain; Methanex Corporation, Vancouver, Canada; Rhodia SA, Courbevoie, France; Millenium Chemicals Inc., Red Bank, New Jersey, USA.

                        The performance of the stock exchange price of the shares of Celanese AG shall be determined by means of a comparison between (1.) the exercise price and (2.) the closing price of the shares of Celanese AG in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last stock exchange trading day preceding the exercise date. Dividend payments, the value of statutory stock subscription rights, any stock split up and other forms of distribution of assets to the shareholders shall be taken into account in accordance with the methods used for the determination of the DAX Performance Index. The percentage by which the closing price of the shares of


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                        Celanese AG referred to above deviates from the exercise
                        price, taking account of the factors named above, shall constitute the performance of the stock exchange price of the shares of Celanese AG (hereinafter the "performance of the stock exchange price of Celanese AG").

                        The performance goal is achieved if the performance of the stock exchange price of Celanese AG is better than the median of the performance of the stock exchange prices of the group of competitors in the same period used to determine the performance of the stock exchange price of Celanese AG.

                        The starting point (initial amount) for determining the performance of the stock exchange prices for the companies in the group of competitors is the arithmetic mean value of the closing price of the ordinary share of each company in the group of competitors at the relevant stock exchange on the last twenty consecutive stock exchange trading days before the granting of the stock options. The reference rate (reference amount) for determining the performance of the stock exchange prices for the companies in the group of competitors is the closing price of the ordinary share of each company in the group of competitors at the relevant stock exchange on the last stock exchange trading day before the exercise of the stock options. The relevant stock exchange for the companies in the group of competitors domiciled in the USA is the securities exchange in New York, USA, for Rhodia SA the securities exchange in Paris, France, for Imperial Chemical Industries plc the securities exchange in London, Great Britain, for DSM N.V. the securities exchange in Amsterdam, Netherlands, and for Methanex Corporation the securities exchange in Toronto, Canada. The performance of the stock exchange price for the companies in the group of competitors is the percentage by which the reference amount deviates from the initial amount in each case. Dividend payments, the value of statutory stock subscription rights, any stock split up and other forms of distribution of assets to the shareholders shall be taken into account according to the methods used to determine the DAX Performance Index.

                        Companies in the group of competitors whose shares are no longer traded on the relevant securities exchange at the time of the exercise of the stock options shall cease to belong to the group of competitors.

                        Non-transferability / employment

                        The stock options are non-transferable. They may be exercised only if the Eligible Person has an unterminated employment or service contract with

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                        Celanese AG or a subsidiary of Celanese AG. Special
                        provisions can be made in the event of death, retirement and other special cases of withdrawal, including the sale or transfer of undertakings or businesses belonging to the Celanese Group.

                        Further conditions for exercising the stock options

                        The details for granting the stock options and the further conditions of the stock option plan will be fixed by the Supervisory Board where members of the Board of Management of Celanese AG are concerned, otherwise by the Board of Management of Celanese AG which, to the extent required by law, decides by agreement with the subsidiaries' organs which are responsible for the remuneration of the Eligible Persons. These details include in particular the selection of individual Eligible Persons from the group of Eligible Persons, the granting of stock options to individual Eligible Persons, the implementation and proceedings for granting and exercising the stock options and the issue of shares as well as provisions on the treatment of stock options in special cases. The exercise conditions can also provide for the Company to pay the monetary value in cash instead of delivery of shares.

                f) The authorizations under lit. d) can be exercised once or several times, entirely or partially, and individually or collectively. The sale through a stock exchange or through an offer to all shareholders shall remain unaffected. The conditions of use under lit. d) shall apply in addition to the conditions of use fixed by shareholders' resolution on May 10, 2000, also for shares acquired by the Company on the basis of the authorization of the General Meeting of May 10, 2000.


REPORT OF THE BOARD OF MANAGEMENT TO THE ANNUAL GENERAL MEETING ON ITEM 7 OF THE AGENDA

Since 1998 German companies have been allowed to acquire their own shares to a limited extent on the basis of a special authorization by the Annual General Meeting. The term of such an authorization is limited to 18 months. It is therefore intended to propose also to this Annual General Meeting that the Board of Management be authorized to acquire shares of Celanese AG. This is to enable the Board of Management to acquire own shares of the Company up to the amount of 10 % of its current capital stock in the interests of the Company and its shareholders. Celanese AG is to be given the possibility to acquire its own shares for all purposes allowed by law.


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According to Section 71 (2) German Stock Corporation Act, the number of shares acquired by the Company on the basis of authorization by the shareholders must not, together with other own shares held by the Company, exceed 10 % of the capital stock. As the Company has acquired own shares on the basis of the authorization by the shareholders on May 10, 2000 which account for almost 10 % of the stock capital of the Company, the authorization now proposed can be used essentially only insofar as the Company reduces the number of its own shares which it already holds. The Company is currently considering, among other things, the reduction of the number of its own shares by way of a redemption without a further shareholders' resolution. In doing so, the Company reserves the right to make use of the possibility of combining several times the redemption of a limited number of shares with a subsequent acquisition of shares so that the volume of the acquisition of 10 % of the current capital stock in total can be exhausted without the number of the own shares held by the Company falling short of a minimum number to be set by the Company.

The own shares acquired by the Company can be sold again through the stock exchange or through a public offer to all shareholders.

The authorization will, like the authorization granted last year, also enable Celanese AG to entirely or partially pay the fixed part of the remuneration for Supervisory Board members by granting Company shares. Although the shareholders' subscription rights are excluded, the shareholders' financial interests and voting rights will be duly protected in any case of shares being granted to Supervisory Board members. The volume of the shares which can be granted to Supervisory Board members is limited to half of the amount of the fixed remuneration. Any watering down of the shareholders' participation rights would be insignificant. The issue of shares is an element of the remuneration for Supervisory Board members which is internationally common, and increasingly so in Germany. It enhances the interest of the Supervisory Board in raising the long-term value of the Company and thus is in the interest of the Company and its shareholders.

Celanese AG is also to have the possibility for the first time to use its own shares as consideration in connection with mergers or the acquisition of companies or parts of companies or participations in companies. The international competition and the globalization of the economy increasingly demand this form of acquisition financing. The proposed authorization is to give the Company the necessary scope for movement in order to be able to quickly and flexibly react to opportunities for acquisitions. This is taken into account by the proposed exclusion of the subscription right. In determining the value relations, the Board of Management will ensure that the interests of the shareholders are duly considered. Generally the Board of Management will be guided by the market price for the Celanese shares when evaluating the value of the shares given by way of consideration. However, it is not intended



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to formalistically refer to a stock exchange price, in particular in order not to jeopardize negotiation results in the light of stock exchange fluctuations. There are no current concrete acquisition projects.

Finally, the provisions in lit. d) cc) and lit. e) are to give Celanese AG again the possibility to use its own shares for the purposes of stock option plans.

As last year, this authorization is based on the reference to Section 193 (2) Number 4 German Stock Corporation Act, which Section 71 (2) Number 8 German Stock Corporation Act provides for. The essential provisions governing the stock option plan are set out in the proposed resolution. Therefore, only the most important matters will be explained in the following:

The granting of stock options (subscription rights) to executives entitling them to purchase company's stock under certain conditions is among the internationally common methods of remuneration. It has also become increasingly common in Germany in recent years. The granting of stock options gives executives an incentive to raise the value of the company through special efforts and thereby to improve the stock exchange value of the company. Moreover, a possibility is created to compete for international managerial talent, as well as to attract and retain qualified international managers in Germany and abroad. In view of the pronounced globalization of the business activities of the Celanese Group, attracting and retaining qualified managers is especially important to the Company and corresponds to the expectations of the capital markets. By means of stock option plans, the interest of investors in the Company's stock is enhanced.

Because of the purpose of the stock option plan described above, the shares acquired on the basis of the authorization can, in the event of a sale, not be offered to the shareholders, but only to persons whose responsibility or work can make a major contribution to increasing the value of the various undertakings belonging to the Celanese Group.

The stock options may be granted only at a point in time between October 1, 2001 and January 31, 2002. The Supervisory Board alone shall be responsible for granting stock options to members of the Board of Management of the Company. For all other Eligible Persons, the Board of Management shall be solely responsible.

The stock option rights can be exercised in principle only if the Eligible Person has, at the time of the exercise of the rights, a service or employment contract with the Company or its subsidiaries which has not been terminated. This ensures that only persons having contributed to achieving the performance goal through their commitment and services can benefit from the stock option plan.



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The stock options may be exercised only after the expiration of a vesting period of two years. The vesting period is the same as the vesting period in a large number of companies; it is also equivalent to the minimum period stipulated by the legislator in Section 193 (2) Number 4 German Stock Corporation Act. The Board of Management and the Supervisory Board will also stipulate in advance time limitations for exercising the option rights in view of the prohibition of insider trading, as well as further restrictions which are in the interest of the Company and its shareholders.

The exercise price is the stock exchange price directly prior to the granting of the stock options. This creates a special incentive in the interest of the shareholders to contribute to the enhancement of the value of the Company reflected in the stock exchange price.

The stock options can be exercised only if the performance goal is achieved. The performance goal is achieved if the stock exchange price for the shares of the Company performs better than the median of the performance of the stock exchange prices for the most important competitors of the Company whose shares are quoted on a stock exchange. The median is the performance of the stock exchange price for such company in the group of competitors which, compared to the performance of the stock exchange prices for all companies in the group of competitors, is in the middle. If the number of companies in the group of competitors falls for one of the reasons named in the proposal for the resolution, the arithmetic mean value of the two companies in the middle shall be relevant in case of an even number of companies; in the case of an uneven number of companies the company in the middle of the performance of the stock exchange prices shall be relevant. In determining the performance of the stock exchange prices for the Company and for the undertakings in the group of competitors, distribution of assets to shareholders must be taken into account, in particular dividend payments. This ensures that the entire value appreciation, which consists of the performance of the stock exchange prices and of such other factors, will be taken into account in the comparison.

The financial interests and voting rights of the shareholders are duly preserved in the sale of the Company's own shares to third parties subject to the exclusion of the shareholders' subscription rights. The authorization to use shares for the purposes of the new stock option plan is limited in aggregate to a maximum of approximately 3.6 % of the current capital stock of the Company.

The above provisions relating to the use of the shares apply also to shares acquired by the Company on the basis of the authorization given at last year's General Meeting.

The Board of Management will inform the next Annual General Meeting on the use of the authorization.



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8.      ELECTION OF THE AUDITORS

        The Supervisory Board proposes the election of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
        Wirtschaftspruefungsgesellschaft, Frankfurt am Main, to serve as the auditor for the annual financial statements and the consolidated financial statements for fiscal 2001.


The following documents will be available from the calling for the Annual General Meeting on for an inspection by the shareholders in the offices of Celanese AG, Frankfurter Strasse 111, 61476 Kronberg im Taunus as well as in the offices of Ticona GmbH, Lyoner Str. 38, 60528 Frankfurt am Main:


        -       The Profit Transfer Agreement between Celanese AG and Ticona
                GmbH;

        - the annual financial statements and the management reports for Celanese AG and Ticona GmbH for the last three business years;

        - the joint report by the Board of Management of Celanese AG and the management of Ticona GmbH on the Profit Transfer Agreement between Celanese AG and Ticona GmbH.

Furthermore the report of the Supervisory Board and the proposal by the Board of Management for the use of the unappropriated retained earnings will be available in the offices of Celanese AG for inspection.

The above documents will also be available at the Annual General Meeting. Upon request, every shareholder will promptly receive a copy of these documents free of charge.

In accordance with Section 128 para 2 of the German Stock Corporation Act (Aktiengesetz), in the version amended as a result of the NaStraG, we state the following: Mr. Claudio Sonder, Chairman of the Board of Management of Celanese AG, is a member of the Supervisory Board of Dresdner Bank Lateinamerika AG. Our Supervisory Board member Mr. Kendrick R. Wilson III is Managing Director of Goldman Sachs & Co. As part of demerging the industrial chemicals activities from Hoechst AG to Celanese AG, a redistribution was conducted in October 1999. This redistribution served to facilitate matching supply and demand for future Celanese shares. The following institutions were members of the bank consortium that managed the redistribution: Credit Suisse First Boston, Dresdner Kleinwort Benson,


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Bayerische Landesbank, Deutsche Bank, DG Bank, Goldman Sachs, JP Morgan and
Landesbank Hessen-Thueringen.

CONDITIONS FOR ATTENDING THE ANNUAL GENERAL MEETING AND EXERCISING THE VOTING RIGHTS

To attend the Annual General Meeting and to exercise the voting rights either personally or through third parties with power of attorney, shareholders are required under Section 13 of the Articles of Association to be registered in the share register of the Company on the day of the Annual General Meeting, and to have registered for attendance by Friday, May 4, 2001 at the latest.

Shareholders registered in the share register can also exercise their voting right by proxy, e.g. a credit institute or a shareholders' association. In this case such proxy must be registered for attendance in time. The persons entitled to attend will receive entry cards. As a special service, we offer to those shareholders who can not participate personally the possibility to be represented by members of the Proxy Committee of our Company in accordance with their instructions. These are employees of the Company who exercise the voting right on the basis of power of attorney given by the shareholders in accordance with their instructions as to the items on the agenda. The power of attorney as well as the instructions as to the exercise of the voting right can be transmitted, as last year already, in writing or, for the first time this year, also via the internet. Shareholders who wish to make use of this new possibility are requested to log onto the homepage of Celanese AG under www.celanese.com/hv/. After typing in their shareholder number and the online password for the Annual General Meeting (HOP), which every shareholder registered in the share register will receive together with the invitation to the Annual General Meeting, it is then possible to give power of attorney electronically to the members of the Proxy Committee and to give instructions as to the exercise of the voting right.

The shareholders registered in the share register will receive the items on the agenda for this year's Annual General Meeting, the management report as well as the registration form and the form for granting power of attorney.

The speeches given by the members of the Board of Management can be viewed through the internet at www.celanese.com/hv/. Furthermore, it is intended to transmit the entire Annual General Meeting for our shareholders via the internet. The shareholders here also prove their identity by entering their shareholder number and the HOP.

The details regarding registration, for giving power of attorney and for the transmission of the Annual General Meeting through the internet are explained in the documents which will be sent to the shareholders.



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Kronberg im Taunus, March 2001




                                   CELANESE AG
                             THE BOARD OF MANAGEMENT


                ------------------------------------------------

    This document constitutes a translation of the authentic German version. In case of any discrepancies the German version shall be authoritative.





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